苦情等の取り扱いについて

平成 24 年 12 月 20 日

株式会社日本格付研究所は、米国の 1934 年証券取引所法及び日本国の金融商品取引法（昭和 23 年法律第 25 号）及び金融商品取引業等に関する内閣府令（平成 19 年内閣府令第 52 号）に従って定められた社内規程及び手続きに基づき、苦情及び問い合わせ等（以下、苦情等という）を受け付けた場合、適切かつ速やかに対応し、今後の業務の参考とさせていただきます。

苦情等の受け付け

弊社ウェブサイトの「お問い合わせ（ http://www.jcr.co.jp/inquiry/index.html ）」、又は下記お問い合わせ窓口にお申し出ください（郵便、電話、ファックスなんでも結構です）。匿名でも受け付けております。お名前とご連絡先を頂戴した場合、弊社担当者より、対応につき速やかにご報告申し上げます。

お問い合わせ窓口

〒104-0061

東京都中央区銀座 5-15-8 時事通信ビル

株式会社日本格付研究所

情報サービス部

電話番号 03-3544-7013

ファックス番号 03-3544-7026

苦情等の取り扱い方法

- 苦情等は、情報サービス部が対応致します。ただし、苦情等のうち、信用格付に係る異議については、担当格付部が対応致します。
- 苦情等は、社内規程に従って適切かつ速やかに対応し、苦情をお申し出いただいた方に対応状況または結果をフィードバック致します。ただし、匿名個人から受け付けた苦情につきましては、その処理結果につきフィードバックできないことをあらかじめご了承ください。
- 受け付けた苦情等及び弊社の対応につきましては、弊社業務向上の参考情報として記録し、一定期間保管させていただきます。

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